                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                   FORM 11-K

                                ---------------

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1998

                         Commission File Number 1-6446

                                ---------------

                                K N Energy, Inc.
                        Profit Sharing and Savings Plan

                                K N Energy, Inc.
                                P.O. Box 281304
                         Lakewood, Colorado 80228-8304

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN



                                      INDEX

                                                                                         Page(s)
                                                                                         -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                   F-2

FINANCIAL STATEMENTS:
    Statement of Net Assets Available for Plan Benefits with Fund
       Information as of December 31, 1998                                                 F-3

    Statement of Net Assets Available for Plan Benefits with Fund
       Information as of December 31, 1997                                                 F-4

    Statement of Changes in Net Assets Available for Plan
       Benefits with Fund Information for the Year Ended December 31, 1998                 F-5

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                              F-6 - F-11

SUPPLEMENTAL SCHEDULES:
    Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes
       as of December 31, 1998                                                            F-12

    Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended
       December 31, 1998                                                                  F-13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator,
      K N Energy, Inc. Profit Sharing
      and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits with fund information of the K N ENERGY, INC. PROFIT SHARING AND SAVINGS PLAN (the "Plan"), as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 of the financial statements, the MidCon Corp. Savings Plan merged into the Plan effective May 1, 1998.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ Arthur Andersen LLP


Denver, Colorado,
    April 23, 1999.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998

                                             K N                                      Putnam        Putnam        Putnam
                                          Energy, Inc.                                 Asset         Asset         Asset
                                            Common       Putnam      Putnam New    Allocation-   Allocation-   Allocation-
              ASSETS                        Stock        Voyager    Opportunities    Growth        Balanced   Conservative
              ------                         Fund         Fund          Fund        Portfolio     Portfolio     Portfolio
                                          -----------  -----------  -------------  -----------   ------------ ------------
INVESTMENTS, at market value
  (Notes 1 and 2):
     K N Energy, Inc. common stock        $60,903,758  $     -        $    -        $    -        $     -        $  -
     Registered investment companies            -       65,982,049     4,971,186     8,486,500     10,726,925     801,637
     Money market funds                         -            -             -             -              -           -
     Participant loans                          -            -             -             -              -           -
                                          -----------  -----------    ----------    ----------    -----------    --------
           Total investments               60,903,758   65,982,049     4,971,186     8,486,500     10,726,925     801,637
                                          -----------  -----------    ----------    ----------    -----------    --------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                         $60,903,758  $65,982,049    $4,971,186    $8,486,500    $10,726,925    $801,637
                                          ===========  ===========    ==========    ==========    ===========    ========


                                              Putnam                    Putnam        Putnam
                                             Fund for        Putnam   International    Money
              ASSETS                        Growth and       Income      Growth       Market        Loan
              ------                          Income          Fund        Fund         Fund         Fund        Total
                                            -----------    ---------- ------------- -----------  ----------  ------------
INVESTMENTS, at market value
  (Notes 1 and 2):
     K N Energy, Inc. common stock          $     -        $    -      $     -      $     -      $    -      $ 60,903,758
     Registered investment companies         62,624,146     7,816,328   17,109,746        -           -       178,518,517
     Money market funds                           -             -            -       51,487,203       -        51,487,203
     Participant loans                            -             -            -            -       4,769,204     4,769,204
                                            -----------    ----------  -----------  -----------  ----------  ------------
           Total investments                 62,624,146     7,816,328   17,109,746   51,487,203   4,769,204   295,678,682
                                            -----------    ----------  -----------  -----------  ----------  ------------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                           $62,624,146    $7,816,328  $17,109,746  $51,487,203  $4,769,204  $295,678,682
                                            ===========    ==========  ===========  ===========  ==========  ============





               The accompanying notes to financial statements are
                      an integral part of this statement.

                                 K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                                                                 Putnam       Putnam      Putnam
                                           K N                                    Asset        Asset       Asset        Putnam
              ASSETS                   Energy, Inc.    Putnam      Putnam New  Allocation-  Allocation-  Allocation-   Fund for
              ------                  Common Stock    Voyager    Opportunities   Growth      Balanced   Conservative  Growth and
                                          Fund         Fund           Fund      Portfolio    Portfolio   Portfolio      Income
                                      ------------  -----------  -------------  ----------- ----------- ------------  -----------
INVESTMENTS, at market value
  (Notes 1 and 2):
     K N Energy, Inc. common stock     $90,067,779  $     -        $    -        $  -        $     -     $  -         $     -
     Registered investment companies         -       30,096,655     1,099,091     131,650     465,983     107,473      22,844,812
     Money market funds                      -            -             -           -           -           -               -
     Participant loans                       -            -             -           -           -           -               -
                                       -----------  -----------    ----------    --------    --------    --------     -----------
           Total investments            90,067,779   30,096,655     1,099,091     131,650     465,983     107,473      22,844,812
                                       -----------  -----------    ----------    --------    --------    --------     -----------

CASH                                         -            -             -           -           -           -               -

RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)         -            -             -           -           -           -               -
                                       -----------  -----------    ----------    --------    --------    --------     -----------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                      $90,067,779  $30,096,655    $1,099,091    $131,650    $465,983    $107,473     $22,844,812
                                       ===========  ===========    ==========    ========    ========    ========     ===========


                                                        Putnam         Putnam
              ASSETS                      Putnam     International      Money
              ------                      Income        Growth         Market         Loan
                                           Fund          Fund           Fund          Fund           Other         Total
                                        ----------   -------------   -----------    ----------    ----------    ------------
INVESTMENTS, at market value
  (Notes 1 and 2):
     K N Energy, Inc. common stock      $    -        $     -        $     -        $    -        $    -        $ 90,067,779
     Registered investment companies     6,713,632     12,505,454          -             -             -          73,964,750
     Money market funds                      -              -         10,596,482         -             -          10,596,482
     Participant loans                       -              -              -         1,898,521         -           1,898,521
                                        ----------    -----------    -----------    ----------    ----------    ------------
           Total investments             6,713,632     12,505,454     10,596,482     1,898,521         -         176,527,532
                                        ----------    -----------    -----------    ----------    ----------    ------------

CASH                                         -              -              -             -             4,140           4,140

RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)         -              -              -             -         5,755,990       5,755,990
                                        ----------    -----------    -----------    ----------    ----------    ------------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                       $6,713,632    $12,505,454    $10,596,482    $1,898,521    $5,760,130    $182,287,662
                                        ==========    ===========    ===========    ==========    ==========    ============




               The accompanying notes to financial statements are
                      an integral part of this statement.

                  K N ENERGY, INC.

           PROFIT SHARING AND SAVINGS PLAN


  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
        PLAN BENEFITS WITH FUND INFORMATION

        FOR THE YEAR ENDED DECEMBER 31, 1998

                                                  K N                                                              Putnam
                                              Energy, Inc.        Oxy                                              Asset
                                                Common          Common           Putnam         Putnam New       Allocation-
                                                Stock           Stock            Voyager       Opportunities        Growth
                                                 Fund            Fund             Fund             Fund           Portfolio
                                             ------------     ------------     -----------      ----------       ----------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                 $  3,315,636     $      -         $   762,937      $   66,713       $    4,048
    Employee                                    1,308,633            -           2,433,615         699,020          373,705
                                             ------------     ------------     -----------      ----------       ----------
              Total contributions               4,624,269            -           3,196,552         765,733          377,753
                                             ------------     ------------     -----------      ----------       ----------
LOAN ACTIVITY, net                                 69,097            -             168,668           7,307           57,333
                                             ------------     ------------     -----------      ----------       ----------

EARNINGS (LOSSES) FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments            (28,850,805)        (183,669)          -               -                -
    Net investment gain from registered
       investment companies                         -                -          10,492,249         795,021          399,634
    Interest                                        -                -               -               -                -
    Dividends                                   1,908,815            -               -               -                -
                                             ------------     ------------     -----------      ----------       ----------
              Total earnings (losses) from
                 investments                  (26,941,990)        (183,669)     10,492,249         795,021          399,634
                                             ------------     ------------     -----------      ----------       ----------
DISTRIBUTIONS:
    Directly to participants                   (5,740,667)           -          (5,372,740)        (86,673)        (848,828)
    To insurance company for provision
       of benefits, net of policy dividends        (4,735)           -              (3,342)            (34)              (1)
    Administration fees                            (2,083)           -              (3,094)           (260)            (205)
    Excess contributions                          (14,997)           -             (19,243)           (853)             (38)
                                             -------------    ------------     -----------      ----------       ----------
              Total distributions              (5,762,482)           -          (5,398,419)        (87,820)        (849,072)
                                             -------------    ------------     -----------      ----------       ----------

INTERFUND TRANSFERS AND
    FORFEITURES, net                           (1,152,915)     (11,057,733)     (1,157,552)      2,391,854          124,659

MERGER OF THE MSA PLAN (Note 1)                     -           11,241,402      28,583,896           -            8,244,543
                                             ------------     ------------     -----------      ----------       ----------
NET INCREASE (DECREASE)                       (29,164,021)           -          35,885,394       3,872,095        8,354,850

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of year                       90,067,779            -          30,096,655       1,099,091          131,650
                                             ------------     ------------     -----------      ----------       ----------
       End of year                           $ 60,903,758     $      -         $65,982,049      $4,971,186       $8,486,500
                                             ============     ============     ===========      ==========       ==========

                                                  Putnam           Putnam
                                                   Asset            Asset          Putnam                         Putnam
                                                 Allocation-      Allocation-     Fund for         Putnam       International
                                                  Balanced       Conservative    Growth and        Income          Growth
                                                 Portfolio        Portfolio        Income           Fund            Fund
                                                -----------       --------       -----------     ----------      -----------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                    $     5,043       $  1,062       $   369,177     $  110,798      $   283,832
    Employee                                        336,971         27,331         1,811,549        261,026          710,508
                                                -----------       --------       -----------     ----------      -----------
              Total contributions                   342,014         28,393         2,180,726        371,824          994,340
                                                -----------       --------       -----------     ----------      -----------
LOAN ACTIVITY, net                                   25,989          4,156           183,936         10,314            5,688
                                                -----------       --------       -----------     ----------      -----------

EARNINGS (LOSSES) FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments                    -              -                 -              -                -
    Net investment gain from registered
       investment companies                         332,955         43,942         5,241,831        267,159        2,274,591
    Interest                                          -              -                 -              -                -
    Dividends                                         -              -                 -              -                -
                                                -----------       --------       -----------     ----------      -----------
              Total earnings (losses) from
                 investments                        332,955         43,942         5,241,831        267,159        2,274,591
                                                -----------       --------       -----------     ----------      -----------
DISTRIBUTIONS:
    Directly to participants                       (913,927)        (2,509)       (5,788,029)      (929,900)      (1,217,565)
    To insurance company for provision
       of benefits, net of policy dividends            (153)            (2)           (3,253)        (1,039)          (1,562)
    Administration fees                                (224)           (11)           (2,656)          (502)            (896)
    Excess contributions                               (224)         -                (8,012)        (3,372)          (8,025)
                                                -----------       --------       -----------     ----------      -----------
              Total distributions                  (914,528)        (2,522)       (5,801,950)      (934,813)      (1,228,048)
                                                -----------       --------       -----------     ----------      -----------

INTERFUND TRANSFERS AND
    FORFEITURES, net                             (1,472,544)       620,195        (2,074,874)     1,388,212          179,196

MERGER OF THE MSA PLAN (Note 1)                  11,947,056          -            40,049,665          -            2,378,525
                                                -----------       --------       -----------     ----------      -----------
NET INCREASE (DECREASE)                          10,260,942        694,164        39,779,334      1,102,696        4,604,292

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of year                            465,983        107,473        22,844,812      6,713,632       12,505,454
                                                -----------       --------       -----------     ----------      -----------
       End of year                              $10,726,925       $801,637       $62,624,146     $7,816,328      $17,109,746
                                                ===========       ========       ===========     ==========      ===========


                                                   Putnam
                                                    Money
                                                   Market          Loan
                                                    Fund           Fund          Other          Total
                                                -----------     ----------   -----------    ------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                    $   836,744     $    -       $(5,755,990)   $      -
    Employee                                        904,130          -             -           8,866,488
                                                -----------     ----------   -----------    ------------
              Total contributions                 1,740,874          -        (5,755,990)      8,866,488
                                                -----------     ----------   -----------    ------------
LOAN ACTIVITY, net                                  222,012       (754,500)        -               -
                                                -----------     ----------   -----------    ------------

EARNINGS (LOSSES) FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments                    -              -             -         (29,034,474)
    Net investment gain from registered
       investment companies                           -              -             -          19,847,382
    Interest                                      2,529,923        320,199         -           2,850,122
    Dividends                                         -              -             -           1,908,815
                                                -----------     ----------   -----------    ------------
              Total earnings (losses) from
                 investments                      2,529,923        320,199         -          (4,428,155)
                                                -----------     ----------   -----------    ------------
DISTRIBUTIONS:
    Directly to participants                     (7,107,876)      (647,659)        -         (28,656,373)
    To insurance company for provision
       of benefits, net of policy dividends          (1,680)         -             -             (15,801)
    Administration fees                              (3,365)         -             -             (13,296)
    Excess contributions                             (3,139)         -             -             (57,903)
                                                -----------     ----------   -----------    ------------
              Total distributions                (7,116,060)      (647,659)        -         (28,743,373)
                                                -----------     ----------   -----------    ------------

INTERFUND TRANSFERS AND
    FORFEITURES, net                             12,215,642          -            (4,140)          -

MERGER OF THE MSA PLAN (Note 1)                  31,298,330      3,952,643         -         137,696,060
                                                -----------     ----------   -----------    ------------
NET INCREASE (DECREASE)                          40,890,721      2,870,683    (5,760,130)    113,391,020

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of year                         10,596,482      1,898,521     5,760,130     182,287,662
                                                -----------     ----------   -----------    ------------
       End of year                              $51,487,203     $4,769,204   $     -        $295,678,682
                                                ===========     ==========   ===========    ============



               The accompanying notes to financial statements are
                      an integral part of this statement.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997


(1)    DESCRIPTION OF THE PLAN

       General

The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. (the "Company"), was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). The Profit Sharing Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Profit Sharing Plan is the surviving plan of a merger effective July 1, 1994 of the 401(k) Retirement Savings Plan and Trust (the "401(k) Plan") into the Profit Sharing Plan. The surviving Profit Sharing Plan was amended and restated, including the name change to the Profit Sharing and Savings Plan (the "Plan").

In connection with the acquisition of MidCon Corp. by the Company, the MidCon Corp. Savings Plan (the "MSA Plan") was merged into the Plan effective May 1, 1998 . All assets in the MSA Plan, which totaled approximately $138 million, were liquidated and invested in the Plan pursuant to the participants' direction. This transfer is shown in the Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended December 31, 1998 as the Merger of the MSA Plan. All MidCon employees whose employment terminated as a result of the MidCon acquisition became 100% vested in their account balances due to a partial termination of the MSA Plan.

Benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

       Contributions

Participants may elect to make pretax contributions totaling from 1% to 15% of their annual compensation, limited by requirements of the Internal Revenue Code ("IRC"). Participants may discontinue their election to contribute at any time.

For each Plan year, the Company contributes to the Plan a maximum of 10% of the total compensation (excluding bonuses) paid to eligible employees during that year, based on the Company's attainment of financial targets set by the Company's Board of Directors for that fiscal year. The 1998 and 1997 contributions were based on eligible net income. The total Company contribution was $0 and $5,755,990 in 1998 and 1997, respectively.

Beginning with the Company contribution in 1990, 50% of each participant's portion of the annual Company contribution must be designated to the fund consisting of the Company's common stock, (the "K N Energy, Inc. Common Stock Fund"). Participants are not allowed to transfer their employer contribution portion of their investments in Company common stock until age 55. The participant can invest the remaining 50% in other investment elections.

Under IRS regulations, annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as employer contributions and employee contributions.

       Investment Programs

Participants may designate their allocated portion of the contribution, in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The investment programs of the Plan and the number of participants in each program at December 31, 1998 and 1997 are briefly described as follows:

                  K N ENERGY, INC. COMMON STOCK FUND--This program consists of shares of the Company's common stock. At December 31, 1998, 2,493 participants held 2,511,495 shares with a cost of $27,698,020 and a market value of $60,903,758. At December 31, 1997, 1,834 participants held 1,667,922 shares with a cost of $19,590,675 and a market value of $90,067,779.

                  PUTNAM VOYAGER FUND--This program consists of investments in common stocks of small companies and is managed by Putnam Investment Management, Inc. At December 31, 1998, 2,576 participants held 3,010,130 shares with a cost of $53,122,542 and a market value of $65,982,049. At December 31, 1997, 1,402 participants held 1,579,877 shares with a cost of $22,189,313 and a market value of $30,096,655.

                  PUTNAM NEW OPPORTUNITIES FUND--This program consists of investments in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth. At December 31, 1998, 583 participants held 85,079 shares with a cost of $4,242,746 and a market value of $4,971,186. At December 31, 1997, 225 participants held 22,592 shares with a cost of $1,018,263 and a market value of $1,099,091.

                  PUTNAM ASSET ALLOCATION-GROWTH PORTFOLIO--This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 1998, 667 participants held 622,634 shares with a cost of $8,227,554 and a market value of $8,486,500. At December 31, 1997, 19 participants held 10,677 shares with a cost of $142,479 and a market value of $131,650.

                  PUTNAM ASSET ALLOCATION-BALANCED PORTFOLIO--This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 1998, 646 participants held 893,166 shares with a cost of $10,598,121 and a market value of $10,726,925. At December 31, 1997, 23 participants held 41,867 shares with a cost of $488,011 and a market value of $465,983.

                  PUTNAM ASSET ALLOCATION-CONSERVATIVE PORTFOLIO--This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 1998, 69 participants held 77,229 shares with a cost of $784,271 and a market value of $801,637. At December 31, 1997, 13 participants held 10,780 shares with a cost of $112,134 and a market value of $107,473.

                  PUTNAM FUND FOR GROWTH AND INCOME--This program seeks capital growth and current income by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 1998, 2,419 participants held 3,056,327 shares with a cost of $59,348,919 and a market value of $62,624,146. At December 31, 1997, 1,189 participants held 1,169,131 shares with a cost of $19,136,721 and a market value of $22,844,812.

                  PUTNAM INCOME FUND--This program invests primarily in corporate bonds from credit worthy companies. At December 31, 1998, 726 participants held 1,129,527 shares with a cost of $7,746,353 and a market value of $7,816,328. At December 31, 1997, 601 participants held 944,252 shares with a cost of $6,419,215 and a market value of $6,713,632.

                  PUTNAM INTERNATIONAL GROWTH FUND--This program seeks capital appreciation by investing in a diversified portfolio of stocks of companies located outside the United States. At December 31, 1998, 1,309 participants held 889,742 shares with a cost of $14,517,963 and a market value of $17,109,746. At December 31, 1997, 999 participants held 750,177 shares with a cost of $11,519,079 and a market value of $12,505,454.

                  PUTNAM MONEY MARKET FUND--This program invests primarily in money market investments. At December 31, 1998, 2,283 participants held 51,487,203 shares with a cost and a market value of $51,487,203. At December 31, 1997, 852 participants held 10,596,482 shares with a cost and a market value of $10,596,482.

Prior to January 1, 1987, participants had the option of purchasing life insurance through the Plan. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund.

The value of life insurance in force is not recorded in these financial statements.

         Benefits/Vesting

Obligations for distributions to participants who terminated from the Plan prior to December 31, 1998 and 1997, but were not paid until subsequent to yearend were $99,192 and $0, respectively.

Participants are fully and immediately vested in their elective deferral contributions and rollover contributions. Employees hired after January 1, 1995 are subject to a four-year vesting provision (25% per year of service) for Company contributions. Contributions may be withdrawn, with the approval of the Advisory Committee, in the event of unusual expenses connected with illness or disability, in the event that the money is necessary for children's college expenses, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is less than $3,500, a lump-sum distribution will generally be made. If a participant's account is greater than $3,500, the participant's distribution options are: lump-sum distribution, monthly or yearly installments, or purchase of an annuity.
Retirees may continue to leave their account in the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participants may borrow from the deferral portion of their fund accounts, a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested deferral account balance. The loans are subject to certain restrictions, as defined in the Plan document and applicable restrictions under the IRC.

       Forfeitures

Forfeited balances of terminated participants' non-vested accounts are used to reduce Company contributions or administrative expenses. Forfeitures for the Plan years ended 1998 and 1997 were immaterial.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting and Valuation

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Investments are accounted for at yearend fair market values. Participant loans are valued at cost, which approximates fair market value. Unrealized appreciation is the difference between the fair value at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value at the beginning of the Plan year. The accompanying supplemental Schedule I reflects cost basis determined utilizing an original cost approach as required by ERISA.

       Other

The Company's annual contribution is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to yearend.

The Company provides certain administrative and accounting services to the Plan at no cost and also pays the cost of certain outside services provided to the Plan. Such outside services paid by the Company were approximately $94,000 and $98,000 for 1998 and 1997, respectively.

       Payment of Benefits

Benefits are recorded when paid.

(3)    TAX STATUS

The Plan is qualified under the IRC as exempt from federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service (the "IRS") on August 23, 1996. The Plan has been amended since receiving this determination, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

(4)    PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of K N Energy, Inc. common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, Inc. Putnam Fiduciary Trust Company (the Trustee of the
Plan) is a subsidiary of Putnam Investments, Inc. and therefore, these transactions qualify as party-in-interest.

(5)    INVESTMENTS

Investments that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997, are separately identified in the accompanying Statements of Net Assets Available for Plan Benefits with Fund Information.

(6)    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds, money market funds and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts shown in the Statements of Net Assets Available for Plan Benefits with Fund Information.

(7)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1997:

                  Net assets available for plan benefits
                     per the financial statements                                        $182,287,662
                  Adjustment for employer contribution receivable
                     not recorded in the Form 5500                                           (423,788)
                                                                                         ------------
                  Net assets available for plan benefits per
                     the Form 5500                                                       $181,863,874
                                                                                         ============


The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 1998:

                  Employer contributions per the
                     financial statements                                                    $  -
                  Add: Employer contribution receivable not recorded
                     in the Form 5500 as of December 31, 1997                                 423,788
                                                                                             --------
                  Employer contributions per the Form 5500                                   $423,788
                                                                                             ========



(8)    SUBSEQUENT EVENTS

In connection with the acquisition of MidCon Corp. by the Company, the MidCon Retirement Plan ("MRA Plan") was merged into the Plan effective February 1, 1999. All assets in the MRA Plan, which totaled approximately $96 million, were liquidated and invested in the Plan pursuant to the participants' direction.

                                                                      SCHEDULE I
                                K N ENERGY, INC.


                         PROFIT SHARING AND SAVINGS PLAN

            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                                                        Number of
    Issue, Borrower, Lessor                                                             Shares or                      Current
       or Similar Party                 Description of Investment                         Units         Cost*           Value
    -----------------------             -------------------------                      ----------   ------------    ------------
**K N Energy, Inc. common stock       Company Common Stock                              2,511,495   $ 27,698,020    $ 60,903,758
**Putnam Investments:
Putnam Voyager Fund                   Registered Investment Company                     3,010,130     53,122,542      65,982,049
Putnam New Opportunities Fund         Registered Investment Company                        85,079      4,242,746       4,971,186
Asset Allocation-Growth Portfolio     Registered Investment Company                       622,634      8,227,554       8,486,500
Asset Allocation-Balanced Portfolio   Registered Investment Company                       893,166     10,598,121      10,726,925
Asset Allocation-Conservative
     Portfolio                        Registered Investment Company                        77,229        784,271         801,637
Putnam Fund for Growth and Income     Registered Investment Company                     3,056,327     59,348,919      62,624,146
Putnam Income Fund                    Registered Investment Company                     1,129,527      7,746,353       7,816,328
Putnam International Growth Fund      Registered Investment Company                       889,742     14,517,963      17,109,746
Putnam Money Market Fund              Money Market Fund                                51,487,203     51,487,203      51,487,203
                                                                                                    ------------    ------------
                                                                                                     237,773,692     290,909,478
                                                                                                    ------------    ------------

Participant Loans                     Interest rates ranging from 5.0% to 10.36%                       4,769,204       4,769,204
                                                                                                    ------------    ------------

       Total investments                                                                            $242,542,896    $295,678,682
                                                                                                    ============    ============


*    Determined using original historical cost
**   Party-in-interest (Note 4)


               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                                                     SCHEDULE II

                                K N ENERGY, INC.


                         PROFIT SHARING AND SAVINGS PLAN

                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                        Number of
                                                       Transactions
   Identity of              Description of         -------------------      *Purchase        *Sales            Cost          Net
  Party Involved             Transaction           Purchases     Sales        Price           Price            Basis         Gain
  --------------            --------------         ---------     -----     -----------     -----------      ----------    ----------
Series of transactions involving securities of the same issue that in the aggregate exceed five percent of the net Plan assets at the beginning of the year:

Putnam Investments       **K N Energy, Inc.
                             common stock              286        466      $12,441,933     $12,755,135      $6,536,751    $6,218,384

Putnam Investments       **Putnam Voyager Fund         286        558       11,648,180      10,876,608       9,839,801     1,036,807

Putnam Investments       **Putnam Fund for Growth
                             and Income                250        528       11,019,055      11,726,361      11,551,228       175,133

Putnam Investments       **Putnam Money Market
                              Fund                     425        517       26,213,811      16,983,504      16,983,504        -

Single transactions involving securities that exceed five percent of the net Plan assets at the beginning of the year:

Putnam Investments       **Putnam Money Market
                              Fund                       1        -         11,057,733           -               -            -

* The current value of the assets on the transaction date is equal to the purchase/sales price on that date.
**  Party-in-interest (Note 4)


              The accompanying notes to financial statements are
                       an integral part of this schedule.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                   K N ENERGY, INC.
                                   PROFIT SHARING AND SAVINGS PLAN

                           By:       /s/ Martha B. Wyrsch
                                     ---------------------------------------

                           Name:     Martha B. Wyrsch
                                     ---------------------------------------

                           Title:    Vice President, General Counsel & Secretary
                                     -------------------------------------------

                           Date:     June 29, 1999

                                 EXHIBIT INDEX


EXHIBIT
  NO.                   DESCRIPTION
-------                 -----------

  23.2             Consent dated June 28, 1999